SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Jennifer M. Pulick

General Counsel

Cyrus Capital Partners, L.P.

65 East 55th Street, 35th Floor

New York, New York 10022

(212) 380-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,220,254
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,220,254
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,220,254
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 366505105	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,220,254
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,220,254
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,220,254
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 366505105	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Cyrus Capital Advisors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,171
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 6,000,171
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,171
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 366505105	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,220,254
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,220,254
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,220,254
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 366505105	Page 6 of 9 Pages

Item 1.	Security and Issuer

This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Shares”), of Garrett Motion Inc., a Delaware corporation (the “Company”). According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180.

Item 2.	Identity and Background

(a)

This statement is filed by (i) Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus Capital Partners”), (ii) Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus Capital GP”), (iii) Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Capital Advisors”) and (iv) Stephen C. Freidheim. Cyrus Capital Partners, Cyrus Capital GP, Cyrus Capital Advisors and Mr. Freidheim are collectively referred to as the “Reporting Persons.” The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith as Exhibit 99.1.

(b)	The address of each of the Reporting Persons is c/o Cyrus Capital Partners, L.P., 65 East 55th Street, 35th Floor, New York, New York, 10022.

(c)

Each of the Reporting Persons is engaged in the business of investment. Cyrus Capital Partners is the investment manager of certain private investment funds that directly hold Shares, including Cyrus 1740 Master Fund, L.P., Canary SC Master Fund, L.P., Cyrus Opportunities Master Fund II, Ltd., Crescent 1, L.P., CRS Master Fund, L.P., Cyrus Select Opportunities Master Fund, Ltd., Cyrus Select Opportunities Master Fund II, L.P., PC Investors III LLC and Peterson Capital Investors LLC (collectively, the “Cyrus Funds”). Cyrus Capital GP is the general partner of Cyrus Capital Partners and the managing member of Cyrus Capital Advisors. Cyrus Capital Advisors is the general partner of Cyrus 1740 Master Fund, L.P., Canary SC Master Fund, L.P., Crescent 1, L.P., CRS Master Fund, L.P. and Cyrus Select Opportunities Master Fund II, L.P. Stephen C. Freidheim is the Chief Investment Officer of Cyrus Capital Partners and is the sole member and manager of Cyrus Capital GP.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Freidheim is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used the working capital of the Cyrus Funds to purchase the 10,220,254 Shares reported herein. The total purchase price for the Shares reported herein was approximately $21.7 million (excluding commissions). The Reporting Persons may effect purchases of securities through margin accounts maintained for the Cyrus Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Common Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

CUSIP No. 366505105	Page 7 of 9 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares reported herein over which they exercise beneficial ownership for investment purposes.

The Reporting Persons have not determined at this time what actions, if any, they will take in connection with the Shares, but currently expect among other things to explore alternatives to the Company’s previously announced stalking horse purchase agreement and plan of reorganization in its Chapter 11 case.

The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price of and other market conditions relating to the Shares, developments affecting the Company and the Chapter 11 case and other factors deemed relevant, may increase or decrease the size of their investment in the Company or pursue one or more other actions that relate to or would result in any matter referred in items (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions as they deem appropriate, in their discretion, either alone or with others, at any time.

The foregoing is subject to change at any time, without notice, and there can be no assurance that the Reporting Persons will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer

(a)

As of the date of this statement, each of Cyrus Capital Partners, Cyrus Capital GP and Mr. Freidheim beneficially owns 10,220,254 Shares, and Cyrus Capital Advisors beneficially owns 6,000,171 Shares, representing 13.5% and 7.9%, respectively, of the 75,635,938 outstanding Shares, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2020. The Reporting Persons, by virtue of the relationships set forth under Item 2 of this statement, may be deemed to indirectly beneficially own the Shares directly owned by the Cyrus Funds. Set forth below is the aggregate number of Common Shares directly held, as of the date hereof, by each of the following Cyrus Funds.

Holder	Total Number of Common Shares
Cyrus 1740 Master Fund, L.P.	264,724
Canary SC Master Fund, L.P.	1,603,445
Cyrus Opportunities Master Fund II, Ltd.	3,593,111
Crescent 1, L.P.	2,095,093
CRS Master Fund, L.P.	1,994,954
Cyrus Select Opportunities Master Fund, Ltd.	617,127
Cyrus Select Opportunities Master Fund II, L.P.	41,955
PC Investors III LLC	8,170
Peterson Capital Investors LLC	1,675

(b)	The Reporting Persons have sole voting power and sole investment power with respect to the Shares owned by the Cyrus Funds.

(c)	During the past 60 days, none of the Reporting Persons has effected any transactions in the Shares on behalf of the Cyrus Funds, except as set forth on Schedule A.

(d)	No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by the Cyrus Funds.

CUSIP No. 366505105	Page 8 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and between such persons any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this statement:

Exhibit 99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

CUSIP No. 366505105	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2020

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C.,
its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL ADVISORS, L.L.C.

By:	Cyrus Capital Partners GP, L.L.C.,
its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM

SCHEDULE A

TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons (on behalf of the Cyrus Funds) with respect to Shares effected in the last 60 days. Except as otherwise noted below, all such transactions were effected in the open market, and the table excludes commissions paid in per share prices.

Nature of Transaction	Common Shares Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Buy	270,400	$3.478	8/27/2020
Buy	169,000	3.4344	8/28/2020
Buy	500,000	3.2601	9/4/2020
Buy	434,262	3.4002	9/8/2020
Buy	67,895	3.4863	9/9/2020
Buy	466,558	3.1733	9/10/2020
Buy	267,600	3.2	9/15/2020
Buy	133,800	3.1687	9/16/2020
Buy	568,650	2.6507	9/17/2020
Buy	834,500	1.9455	9/18/2020
Buy	1,158,750	1.754	9/22/2020
Buy	1,643,789	1.7197	9/23/2020
Buy	3,190,500	1.6496	9/24/2020
Buy	514,550	1.5578	9/25/2020